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                                                                    Exhibit 99.1

    Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
                 Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 20-F of Allied Irish Banks, p.l.c. (the "Company") for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of such officer's knowledge:

     (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Company.

/s/ Michael Buckley                           /s/ Gary Kennedy
----------------------                        -----------------------
Name:  Michael Buckley                        Name: Gary Kennedy
Title: Chief Executive Officer                Title Group Director, Finance &
Date:  June 5, 2003                                 Enterprise Technology
                                              Date: June 5, 2003

A signed original of this written statement required by Section 906 has been provided to Allied Irish Banks, p.l.c. and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.